UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

Amendment No. 1*

Achillion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00448Q201
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00448Q201	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. Quaker BioVentures Capital II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Quaker BioVentures II, L.P. – Delaware Quaker BioVentures Capital II, L.P. – Delaware Quaker BioVentures Capital II, LLC – Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* Quaker BioVentures II, L.P. – 0 Quaker BioVentures Capital II, L.P. – 0 Quaker BioVentures Capital II, LLC – 0
	6	SHARED VOTING POWER Quaker BioVentures II, L.P. – 2,863,253 Quaker BioVentures Capital II, L.P. – 2,863,253 Quaker BioVentures Capital II, LLC – 2,863,253
	7	SOLE DISPOSITIVE POWER Quaker BioVentures II, L.P. – 0 Quaker BioVentures Capital II, L.P. – 0 Quaker BioVentures Capital II, LLC – 0
	8	SHARED DISPOSITIVE POWER Quaker BioVentures II, L.P. – 2,863,253 Quaker BioVentures Capital II, L.P. – 2,863,253 Quaker BioVentures Capital II, LLC – 2,863,253
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Quaker BioVentures II, L.P. – 2,863,253 Quaker BioVentures Capital II, L.P. – 2,863,253 Quaker BioVentures Capital II, LLC – 2,863,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** Quaker BioVentures II, L.P. – 4.1% Quaker BioVentures Capital II, L.P. – 4.1% Quaker BioVentures Capital II, LLC – 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Quaker BioVentures II, L.P. – PN Quaker BioVentures Capital II, L.P. – PN Quaker BioVentures Capital II, LLC – OO

*	All share numbers and ownership percentages reported herein are as of December 31, 2011.
**	All ownership percentages reported herein are based on 69,743,721 outstanding shares of the Issuer’s common stock as of November 1, 2011.

CUSIP No. 00448Q201	SCHEDULE 13G	Page 3 of 7 Pages

Item 1(a)	Name of Issuer: Achillion Pharmaceuticals, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 300 George Street, New Haven, CT 06511
Item 2(a)	Name of Person Filing: Quaker BioVentures II, L.P. Quaker BioVentures Capital II, L.P. Quaker BioVentures Capital II, LLC
Item 2(b)
Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868.

Item 2(c)	Citizenship: Quaker BioVentures II, L.P. – Delaware Quaker BioVentures Capital II, L.P. – Delaware Quaker BioVentures Capital II, LLC – Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e)	CUSIP Number: 00448Q201
Item 3	Not applicable.

CUSIP No. 00448Q201	SCHEDULE 13G	Page 4 of 7 Pages

Item 4
Ownership.***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:

       Quaker BioVentures II, L.P. – 2,863,253
       Quaker BioVentures Capital II, L.P. – 2,863,253
       Quaker BioVentures Capital II, LLC – 2,863,253

(b)     Percent of class:

Quaker BioVentures II, L.P. – 4.1%
Quaker BioVentures Capital II, L.P. – 4.1%
Quaker BioVentures Capital II, LLC – 4.1%

(c)      Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote

 Quaker BioVentures II, L.P. – 0
 Quaker BioVentures Capital II, L.P. – 0
Quaker BioVentures Capital II, LLC – 0

(ii)      Shared power to vote or to direct the vote

  Quaker BioVentures II, L.P. – 2,863,253
  Quaker BioVentures Capital II, L.P. – 2,863,253
 Quaker BioVentures Capital II, LLC – 2,863,253

(iii)      Sole power to dispose or to direct the disposition of

   Quaker BioVentures II, L.P. – 0
   Quaker BioVentures Capital II, L.P. – 0
  Quaker BioVentures Capital II, LLC – 0

(iv)      Shared power to dispose or to direct the disposition of

   Quaker BioVentures II, L.P. – 2,863,253
   Quaker BioVentures Capital II, L.P. – 2,863,253
  Quaker BioVentures Capital II, LLC – 2,863,253

Quaker BioVentures Capital II, L.P. is the general partner of Quaker BioVentures II, L.P. Quaker BioVentures Capital II, LLC is the general partner of Quaker BioVentures Capital II, L.P.

Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box.     ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

CUSIP No. 00448Q201	SCHEDULE 13G	Page 5 of 7 Pages

Item 8
Identification and Classification of Members of the Group.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00448Q201	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL II, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

CUSIP No. 00448Q201	SCHEDULE 13G	Page 7 of 7 Pages

Exhibit 1
JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of February 14, 2012, is by and among Quaker BioVentures II, L.P., Quaker BioVentures Capital II, L.P. and Quaker BioVentures Capital II, LLC (the “Quaker Filers”).

Each of the Quaker Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Achillion Therapeutics, Inc. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Quaker Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the Quaker Filers, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the Quaker Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Quaker Filers upon one week’s prior written notice or such lesser period of notice as the Quaker Filers may mutually agree.

Executed and delivered as of the date first above written.

QUAKER BIOVENTURES II, L.P.

By: Quaker BioVentures Capital II, L.P., its general partner

By: Quaker BioVentures Capital II, LLC, its general partner

/s/ Richard S. Kollender
Name: Richard S. Kollender
Title: Vice President

QUAKER BIOVENTURES CAPITAL II, L.P. By: Quaker BioVentures Capital II, LLC, its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
QUAKER BIOVENTURES CAPITAL II, LLC /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President